November 21, 2012

Via EDGAR

Ms. Suzanne Hayes
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE: BOK Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 000-19341

Dear Ms. Hayes:

We are providing the following responses to comments received from you in a letter dated October 25, 2012. Where applicable, proposed changes to disclosure in future filings presented in italics and bold are added in response to your current comments. Disclosures in italics only are in response to your original comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 6

1.
We note your response to prior comment 1. However, risk factor disclosures should provide enough detail to enable an investor to understand the magnitude of the risk and the potential consequences. Rather than providing a cross-reference to disclosure elsewhere in your filing, please expand your disclosure to provide the quantitative information requested in our original comment.

We will expand our risk factor disclosures in future filings to include quantitative information such as the amount of our investments in mortgage-backed securities and mortgage servicing rights, the amount of concentration in loans related to the energy industry, our exposure to internationally-active domestic financial institutions and the effect of changes in laws and regulations on operating revenue. We have already agreed to disclose Mr. Kaiser’s ownership percentage of our common stock in our response to your original comment.

Notes to Consolidated Financial Statements, page 75

Note 1 – Significant Accounting Policies, page 75

Allowance for Loan Losses and Off-Balance Sheet Credit Losses, page 78

2.
In your response to prior comment 4 you confirmed that you do not consider recoveries in your estimation of historical loss rates. Please tell us how you considered whether historical gross loss rates were more reflective of your incurred loss experience than historical net loss rates, particularly given the trends in your recoveries as a percentage of gross charge-offs for your entire loan portfolio as well as with respect to specific loan classes.

Management has developed a model to assess the appropriate level of allowance for credit losses ("ACL") attributed to unimpaired loans. This model estimates incurred losses inherent in the loan portfolio in total by aggregating losses for each loan class. Inputs to this model include both quantitative factors based on historical losses and qualitative factors based on management's assessment of the credit cycle, loan concentrations, current economic conditions and other relevant factors.

When management contemplated various approaches to enhance modeling of the ACL, it was determined that gross losses were more representative of incurred losses due largely to the composition of our loan portfolio. Over 83% of our loan portfolio is individually risk graded as part of the underwriting and credit risk assessment processes. Substantially all risk graded loans are commercial and commercial real estate loans which exhibit unique and unpredictable recovery patterns. Only 17% of our loan portfolio consists of homogeneous pools of non-graded retail mortgage and consumer loans that may exhibit consistent charge-off and recovery trends.

We recognize charge-offs when the loan balance is no longer covered by the paying capacity of the borrower. The gross charge-off considers collateral value and available cash resources and therefore is reduced by amounts we reasonably expect to recover. Collateral values, as discussed in our filings, are on an “as-is” basis and are not adjusted by the Company. Recoveries generally result from other resources of the borrower that are not contractually available to us or reasonably estimable when determining the gross charge-off. Recoveries commonly result from legal proceedings, whether through bankruptcy or other litigation over periods that typically extend well after the charge-off is recognized. Over the five year period from 2007 through 2011, annual commercial and commercial real estate loan recoveries as a percentage of outstanding principal ranged from 3 basis points to 15 basis points with no identifiable pattern. Because of a significant reliance on legal actions related to each loan's unpredictable facts and circumstances before these recoveries are realized, we believe that recoveries of commercial and commercial real estate charge-offs have many elements similar to gain contingencies. ASC 450-30-25 addresses recognition of a gain contingency and states, “A contingency that might result in a gain usually should not be reflected in the financial statements because to do so might be to recognize revenue before its realization.” This provides the conceptual basis for our assertion that gross losses are the appropriate measure of incurred losses for commercial and commercial real estate segments of our loan portfolio.

In addition, we attempted to correlate both gross and net charge-offs over a 40 quarter period to various observable economic indices, such as gross domestic product, home price index, energy prices and non-

farm payroll as applicable to the respective loan class using statistical modeling techniques. The correlation between the applicable index and gross charge-offs for each loan class was statistically meaningful. The correlation between the applicable index and net charge-offs was low. We believe this quantitative analysis further supports our decision to use gross charge-offs as an initial input in the model.

We acknowledge your comment regarding trends in recoveries as a percentage of gross charge-offs. The only identifiable trend is consumer loan recoveries. Consumer loan recoveries ranged between $5.6 million and $6.7 million, or between 60 basis points and 129 basis points, per year for the past five years. Unlike commercial and commercial real estate loan recoveries, consumer loan recoveries typically do not require extensive litigation and may be more predictable. However, the consumer loan segment makes up less than four percent of our loan portfolio. The related allowance for credit losses makes up less than seven percent of our total allowance for loan losses. When developing our ACL model, we recognized this recovery trend and evaluated the effect on the allowance. We determined that the difference between applying gross and net loss rates to the consumer loan segment of the loan portfolio was less than two percent of the ACL attributed to the consumer loan portfolio, well within the range of appropriateness.

As noted in our previous response, historic loss rates are one of the inputs to the ACL model. The final loss rates by each loan class for the respective quarter also considers qualitative inputs. Management determines whether the final loss rates based on both quantitative and qualitative inputs are appropriate and representative of incurred losses as of that period end based on all information available to them.

Definitive Proxy Statement on Schedule 14A, filed March 15, 2012

Compensation Discussion and Analysis, page 24

Components of Executive Compensation, page 29

3.
We note that you have not addressed the portion of prior comment 8 that requested you disclose the elements of corporate and individual performance considered by the Committee in determining base salary amounts. Please expand your disclosure to address our comment completely. Please also ensure that your revised disclosure describes what “extensive responsibilities” and “exceptional financial results” the Committee considered as part of its decision to set base salaries for Messrs. Bradshaw and Ellinor that deviated from the 10% range.

In response, the Company would propose supplementing its existing disclosure as follows:

Salary – Executives receive a base salary which is paid in cash twice monthly. Each year the Committee reviews executive base salaries to determine if adjustments should be made in view of a change in the executives’ roles and responsibilities, value added to the Company, individual performance, experience, evaluation of peer data and overall success of the Company.

Specifically, the Committee considers the reports and recommendations of the CEO as to the individual performance of each executive in determining salary. The CEO reports on the attainment of individual goals. These annual goals are specific to each executive and align with the current objectives of the Company. The goals may include achievement of Net Direct Contribution targets and completion of initiatives to enhance operational efficiency, reduce expenses, improve risk management and compliance, implement new products or technologies, and strengthen human capital. The Committee also considers salaries in light of overall corporate performance by considering the Company’s success financially through reports of earnings and operationally through reports of compliance and management from regulators and the audit committee.

The Committee also considers peer data compiled by the Company’s internal compensation group. The Committee has historically sought to align executive salaries with the peer bank median for related executives role and experience. The Committee generally considers base salary that is within plus or minus 10% of peer median to be an acceptable range of deviation. For 2011, the BOK Financial base salary for the named executives compared to the median of its Peer Group was as follows:

Executive	BOKF Base Pay Compared to Peer Group Median for Comparable Executive Position
Stan Lybarger	98%
Steven Nell	102%
Steve Bradshaw	113%
Dan Ellinor	113%
Chuck Cotter	94%

Base salaries for Lybarger, Nell and Cotter are within the acceptable range of peer median. Bradshaw and Ellinor are compared to the average proxy data for executive positions III and IV. Their extensive and varied responsibilities within the Company make peer comparison somewhat less instructive for determining base salary because peer banks do not a have a similar division of responsibility for their executives. As stated on page 27, Mr. Bradshaw is responsible for Consumer Banking, Mortgage Banking, Treasury Services and Wealth Management across all geographical markets we serve. He is also responsible for Commercial Banking activities in Kansas City and Colorado markets. Mr. Ellinor is responsible for Commercial Real Estate and Energy lending, Private Equity-Merchant Banking and TransFund across all geographic markets we serve. He is also responsible for Commercial Banking activities in the Oklahoma, New Mexico, Arizona and Arkansas markets. Because of Mr. Bradshaw's and Mr. Ellinor’s extensive responsibilities and consistent delivery of exceptional financial results, which included exceeding their two year average Net Direct Contribution targets by 124.4% and 118.1% respectively, the Committee set the base salary of Bradshaw and Ellinor somewhat above peer median.

Annual Incentive Bonus, page 30

4.
Please address the portion of prior comment 9 that requested you explain how the chief executive officer determines the percentages of base salaries that are used as Business Unit Annual Incentive Bonus target opportunities (i.e, whether the percentages you have disclosed in your response are fixed amounts, or if the chief executive officer determines the amounts each year, subjectively or otherwise).

In response, the Company would propose adding the following at the beginning of its previous response in its September 28, 2012 letter:

The determination of the percentage of base salary used as the Business Unit Annual Incentive Bonus target opportunity is subjective. The Chief Executive Officer recommends the percentage and it is approved by the Committee. The Chief Executive Officer has historically recommended that the percentages of base salary used as Business Unit Annual Incentive Bonus target opportunities be the median of peer annual incentive bonus targets provided in peer proxy data.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 918-588-6319 or John Morrow at 918-588-8673 if we can be of further assistance.

Sincerely,

BOK Financial Corporation

/s/ Steven E. Nell
______________________
Steven E. Nell
Executive Vice President and Chief Financial Officer

cc:     John Morrow, BOK Financial Corporation
Tamara Wagman, Dorwart Lawyers
Ernst & Young, LLP